Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

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ROBIN PANOVKA

DAVID A. KATZ

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TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

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51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

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WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF

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DIRECT DIAL: (212) 403-1333 DIRECT FAX: (212) 403-2333 E-MAIL: TSNORWITZ@WLRK.COM

April 9, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PayPal Holdings, Inc.

Registration Statement on Form 10-12B

Filed February 25, 2015

File No. 001-36859

eBay Inc.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 6, 2015

File No. 000-24821

Dear Ms. Ransom:

On behalf of our clients, eBay Inc. (“eBay”), a Delaware corporation, and PayPal Holdings, Inc. (“PayPal,” and, together with eBay, the “Companies”), a Delaware corporation

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

and a wholly owned subsidiary of eBay, we are providing the Companies’ responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 27, 2015, with respect to eBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and PayPal’s Registration Statement on Form 10 (File No. 001-36859) (the “Registration Statement”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on February 25, 2015.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by PayPal’s or eBay’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1 or in eBay’s Annual Report on Form 10-K, as applicable. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

PayPal Holdings, Inc. Form 10-12B

Information Statement Summary, page 7

1.	We note your disclosure in this section that 2014 TPV was approximately $235 billion. However, we also note your disclosure on page 6 of eBay Inc.’s 2014 Form 10-K report that TPV for the payments segment was $227.9 billion. Please reconcile these amounts.

Response: As further described in the response to Comment 26 below, eBay has historically excluded certain intercompany transactions from its payments segment revenue as presented in its periodic filings with the Commission. As a result, eBay has also historically excluded the payment volume related to those transactions from the measurement of TPV for the payments segment in its periodic filings. The intercompany transactions represent activity in eBay marketplaces-owned PayPal accounts. Substantially all of the incremental TPV presented on page 8 of the Information Statement relates to these intercompany transactions.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

2.	You make several references to the number of markets you serve, such as in the first sentence of the second paragraph under this sub-heading. Please revise to define the term “market.”

Response: PayPal acknowledges the Staff’s comment and has revised the Information Statement on pages 7 and 55 to include a definition of the term “market.”

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 13

3.	When the information is available, please revise to disclose pro forma earnings per share for the most recent annual period and any subsequent interim period as we believe this is an important metric for your investors. In doing so, please provide a footnote explaining why you do not present earnings per share for the historical periods.

Response: PayPal acknowledges the Staff’s comment and advises that once its estimated share count has been determined, PayPal will revise the “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data” section of the Information Statement to include pro forma earnings per share data for the most recent annual period and any subsequent interim period.

PayPal also acknowledges that ASC 260-10-15-2 requires the presentation of earnings per share (“EPS”) for all public entities that have issued common stock or potential common stock. However, PayPal is unable to calculate historical basic and diluted EPS prior to the distribution because the financial information included in the Information Statement has been prepared on a combined basis. It is PayPal’s view that the financial statements in the Information Statement have not been prepared for a separate legal entity that had share capital throughout the historical periods presented, and, accordingly, EPS has not been presented for these periods. PayPal believes this presentation meets the objective of measuring the performance of PayPal in a way that gives meaningful information to investors. PayPal has revised the Information Statement on pages 13, 50 and 53 to explain why the Information Statement does not present earnings per share for the historical periods.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

Selected Historical Combined Financial Data of Paypal, page 49

4.	If the pro forma balances for the items presented in this table differ significantly from the related historical balances, please consider presenting such pro forma data alongside the historical selected financial data to better highlight differences between the registrant and the predecessor. At a minimum, please present pro forma earnings per share and provide a footnote explaining why you do not present earnings per share for the historical periods as we believe this is an important metric for your investors.

Response: PayPal acknowledges the Staff’s comment and has revised the Selected Historical Combined Financial Data section of the Information Statement on page 50 to include a presentation of pro forma data alongside the historical selected financial data. PayPal further advises the Staff that once its estimated share count has been determined, PayPal will revise the “Selected Historical Combined Financial Data of PayPal” section of the Information Statement to include pro forma earnings per share data. For the reasons stated in the response to Comment 3 above, PayPal has revised the Information Statement on pages 13, 50 and 53 to explain why EPS has not been provided for the historical periods.

Unaudited Pro Forma Condensed Combined Financial Statements, page 50

5.	While you have not yet populated amounts within your pro forma financial statements, we are issuing the following comments based on our assumption that the current form, presentation and disclosure represents what you currently believe the ultimate presentation will be. Please advise to the extent our assumption is not appropriate.

Response: PayPal acknowledges the Staff’s comment and advises that the Staff’s assumptions are appropriate.

6.	We note your disclosure on page 78 that post separation you will no longer participate in cash management and intercompany funding arrangements with eBay. Please tell us how you believe this change will be executed, whether the balances will be settled or forgiven as part of the termination and whether you believe it will be appropriate to make any related adjustments to your pro forma financial statements. In this regard, we note your disclosure on page 94 under the heading “Settlement of Accounts Between PayPal and eBay.”

Response: PayPal acknowledges the Staff’s comment and respectfully advises that, as indicated on page 126 of the Information Statement, in connection with the separation and distribution PayPal expects to settle all intercompany cash management and funding arrangements with eBay. The exact manner of the settlement of accounts between PayPal and eBay is part of ongoing discussions in connection with the separation. Once the

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

manner of settlement has been decided, PayPal will update the Unaudited Pro Forma Condensed Combined Financial Statements included in the Information Statement, if necessary, to give effect to these decisions.

7.	Please tell us whether and how the amount of the anticipated cash contribution to PayPal from eBay is or will be factually supportable, including whether it will be specified in any of the agreements between PayPal and eBay that you will file as exhibits to this Form 10.

Response: PayPal acknowledges the Staff’s comment and respectfully advises that the amount of the anticipated cash contribution to PayPal from eBay is part of on-going discussions in connection with the separation and is expected to be determined as part of eBay’s capital allocation process. PayPal expects the amount of the cash contribution to be factually supportable. In addition, PayPal expects that the separation and distribution agreement that will be filed as an exhibit to the Registration Statement will specify the amount of cash on hand that PayPal and its subsidiaries will hold as of a specified date prior to the distribution and that the separation and distribution agreement will require eBay to transfer, or cause its subsidiaries to transfer, to PayPal and its subsidiaries an amount of cash so that PayPal will hold the specified amount of cash as of such date.

8.	When the information is available, please revise your disclosure to describe in additional detail the nature and amounts of the items included in your pro forma adjustment for “[t]he transfers of certain assets and liabilities to PayPal from eBay…” If multiple items are included in this adjustment, please present the adjustments on a gross basis on the face of the pro forma financial statements or in an accompanying footnote.

Response: PayPal acknowledges the Staff’s comment and respectfully advises that the transfer of certain assets and liabilities is part of ongoing discussions in connection with the separation. The remaining areas under consideration include certain categories of intangible assets as well as tax assets and liabilities. PayPal intends to present these adjustments on a gross basis, either on the face of the pro forma financial statements included in the Information Statement or in an accompanying footnote. Once these decisions have been made PayPal will update the Unaudited Pro Forma Condensed Combined Financial Statements included in the Information Statement, if necessary, to give effect to these decisions.

9.

You disclose on page 50 that you expect to incur costs to replace those services previously provided by eBay as it relates to your operation as an independent public company, but that due to the variability of the amount and timing of the incremental costs you have not included them in the pro forma transactions. While

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

presentation on the face of the pro forma financial statements may not be appropriate, please disclose your estimate of these costs in the narrative introduction or the footnotes to the pro forma financial statements as we believe it provides useful information to your investors.

Response: PayPal acknowledges the Staff’s comment and has revised the Information Statement on page 51 to indicate an estimate of the incremental costs PayPal expects to incur.

10.	Please confirm our assumption, if true, that your pro forma net income attributable to PayPal will equate to pro forma income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: PayPal confirms that pro forma net income attributable to PayPal will equate to pro forma income from continuing operations before nonrecurring charges or credits directly attributable to the transaction.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 53

11.	Please revise your disclosure to describe the operating, transition and other agreements to be entered into by you and eBay as described in footnotes (a) and (b) in additional detail, what the adjustments are and any assumptions made. In this regard, the current disclosure in these explanatory notes appears overly brief to achieve the objectives of Article 11 of Regulation S-X.

Response: PayPal acknowledges the Staff’s comment and has revised, where necessary, the Unaudited Pro Forma Condensed Combined Financial Statements section of the Information Statement and related footnotes beginning on page 51 to give effect to the operating agreement, the information technology services agreement, the transition services agreement and the other agreements between eBay and PayPal that are expected to be in place upon the effectiveness of the distribution.

Business

Overview, page 54

12.

We note your disclosure that you acquired Braintree to “strengthen [y]our position in mobile payments,” and also acquired Venmo at such time. Please provide further details regarding the role of both Braintree and Venmo in your business. In this regard, we note your disclosure on page 72 you have devoted significant resources to mobile payments between infrastructure upgrades and the Braintree acquisition, leading to a 22% increase in product development costs. Please enhance your

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

discussion regarding this trend and whether this type of spending is expected to continue, as well as any anticipated impact on your financial condition and results of operation.

Response: Braintree creates technology that helps businesses process payments online by providing a merchant account, payment gateway and other services. Braintree focuses on providing payments services and support to developers, with a focus on a merchant’s mobile application. Venmo is a mobile application facilitating person-to-person transfers of funds. PayPal has not provided a separate description of Braintree and Venmo’s businesses in the Information Statement since nearly all of the services Braintree and Venmo provide are also provided by other PayPal products.

The growth in PayPal’s product development expenses of 22% in 2014 (versus 7% in 2013) was primarily a result of PayPal’s investments in its Payments Platform, creating new mobile experiences and other strategic initiatives. In addition, because the acquisition of Braintree occurred in December of 2013, only one month of Braintree’s product development expenses were included in the prior period, but 12 months of expenses were included in 2014. While innovation and technology remain central to the execution of PayPal’s strategy, PayPal does not currently expect that product development costs will grow in future years as significantly as they did in 2014. Consequently, PayPal does not believe that the 2014 growth represents a trend and does not intend to provide additional disclosure in the Information Statement.

Revenue Sources, page 59

13.	Please clarify whether you earn fees on transactions that are not included in TPV; for example, on transactions that are reversed. Please also provide further details about the percentage of transactions enabled on your payments platform that are reversed, and the reasons for such reversals.

Response: Substantially all transaction revenues are earned from TPV processed through PayPal’s Payments Platform. When a transaction is reversed, PayPal reverses the associated TPV and refunds all variable fees collected from PayPal’s merchants. Fixed fees that are charged to a merchant for completing or authorizing a transaction are not refundable. These fixed fees are not material.

Less than 2% of transactions enabled on PayPal’s Payments Platform were reversed during each of the periods presented. The primary reasons for reversals are refunds to customers for returns, unauthorized transactions, chargebacks, and upon resolution of certain disputes.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

14.	We note that TPV does not include transactions processed through your gateway products. Please provide further disclosure regarding how you measure transactions processed through the gateway products, as well as whether you generate revenue on such transactions. Please also provide further explanation of the “value added services to customers and merchants” pursuant to which you generate revenue. In this regard, we note your disclosure on page 69.

Response: PayPal generates revenue on transactions processed through PayPal’s gateway products by charging a fixed fee per transaction for PayPal’s standard product and an additional monthly subscription fee for gateway products where PayPal provides more customized capabilities. Revenue generated from gateway products, presented as a component of other value added services, was approximately 2% of total net revenues in the periods presented in the Information Statement. PayPal has not presented separate disclosure of the revenue PayPal earns from gateway products or a performance measure for gateway products since the revenue is not a material component of PayPal’s total net revenues. Other value added services also includes interest and fees earned on the PayPal Credit loans receivable portfolio. No other product or service included in other value added services generated greater than 1% of total net revenues in the periods presented.

15.	We note your disclosure on page 96 that, pursuant to your operating agreement with eBay, “[you] and/or eBay will make certain payments to each other based on certain referral services by eBay and the usage of [your] payment services and PayPal Credit by eBay consumers and merchants on the eBay Covered Properties,” and your related disclosure in the risk factors section. Please tell us what consideration you gave to including such payments among your revenue sources.

Response: PayPal acknowledges the Staff’s comment and advises the Staff that the operating agreement between eBay and PayPal governs three main sources of payments from ongoing operations; (a) payment processing and credit services, (b) referral services fees from PayPal to eBay in respect of payment services and PayPal Credit and (c) fees related to user penetration rates and the usage of payment services by eBay consumers and merchants on the eBay Covered Properties. The fees described in clause (c) could be paid by either PayPal or eBay. Payment services provided by PayPal directly to eBay will be recorded as transaction revenue by PayPal and is captured in PayPal’s description of transaction revenues.

Referral services fees paid by PayPal to eBay represent compensation for the referral of an eBay customer to PayPal. Therefore, PayPal has not considered referral services fees paid to eBay as a revenue source. eBay and PayPal are currently assessing the accounting for payments made or received related to user penetration rates and other service-related charges between PayPal and eBay. There would not have been a material payment in 2014 as a result of the terms of the operating agreement related to user penetration rates and other service-related charges. To the extent payments under the operating agreement become material, eBay and PayPal will update their respective descriptions of revenue sources and accounting policy notes.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

Protecting Merchants and Consumers, page 60

16.	Please tell us the basis for your statement that your protections for merchants and consumers “are generally much broader than those protections provided by other participants in the payments industry.” Please also provide further details regarding how you protect merchants and consumers from loss, and how your Payments Platform helps you to detect and prevent fraud.

Response: PayPal respectfully directs the Staff to page 61 of the Information Statement, which states that “We provide merchants and consumers with protection programs on substantially all transactions completed through our Payments Platform.” Most payments providers do not provide merchant protections or, if they do, do not provide any protection of online or card not present transactions to merchants. As a result, merchants may incur losses for chargebacks and other claims when using other payments providers that they would not incur if PayPal had provided the merchants’ payments services. Further, PayPal provides consumer protection against losses, and accepts claims for 180 days post transaction in the markets that PayPal serves. This protection is consistent, or better than what other payments providers offer, depending on geography.

PayPal also respectfully directs the Staff to page 60 of the Information Statement, which states that “Our ability to protect both consumers and merchants is based largely on our ability to leverage the data PayPal collects on transactions and our analytical capabilities.” PayPal detects and prevents most of the fraud it faces through real-time assessment and adjudication of all transactions. PayPal prevents (declines) transactions in which the risk of fraud is high. PayPal uses extensive analytics and the rich data a two-sided network provides to identify fraud patterns in real-time, looking for inconsistencies and other suspicious behaviors. PayPal employs state-of-the-art big data technology and analytics for that purpose.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

Legal and Regulatory Proceedings, page 63

17.	Please update this section, and your filing as appropriate, to reflect the recent settlement that PayPal and OFAC have reached regarding PayPal’s violations of certain regulations.

Response: PayPal acknowledges the Staff’s comment and has revised the Information Statement on page 64 to reflect the settlement with OFAC.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Net Revenues, page 69

18.	We note that eBay Inc. has historically used take rate as one of its key operating metrics that it believes is a significant factor affecting net revenues; however, we note that you have not included this metric in your filing. Please tell us what consideration you gave to providing your take rate for the reporting periods presented.

Response: eBay has historically disclosed and discussed take rate, which was computed by dividing total net revenues of eBay’s Payments segment by TPV. In the Information Statement, PayPal has focused on describing trends in total net revenues and TPV, a key operating metric impacting business performance. PayPal has provided further explanations and supplemental data, such as the percentage of TPV from large merchants, where there has been a difference in the growth rates of TPV and revenue. At this time, PayPal has determined that take rate is not a key operating metric that would further enhance PayPal’s discussion of revenue trends in the periods presented in the Information Statement.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

Liquidity and Capital Resources, page 76

19.	We note your disclosure of cash held by your foreign subsidiaries and potential tax consequences on page 76, as well as your disclosure on pages F-34 through F-36 that you have not provided for income taxes for a significant portion of your earnings of foreign subsidiaries you currently consider to be indefinitely reinvested. We also note that you made a change in the current year to your capital allocation strategy that drove the recognition of a significant amount of deferred taxes. Given the significance of these amounts and that you made a change in your capital allocation strategy during the most recently completed fiscal year, please revise your disclosure to include a more detailed discussion and analysis of the cash held by your foreign subsidiaries, the recent change in your capital allocation strategy, and the tax consequences that you would face if these earnings were ultimately repatriated. Please provide quantification where possible.

Response: PayPal acknowledges the Staff’s comment and has revised the Information Statement on page 77.

20.	We note your disclosure on page 77 of the types of resources you intend to utilize to allow you to sufficiently fund your operating activities, anticipated capital expenditures, and PayPal Credit portfolio for the foreseeable future, including your expectation of access to capital markets. We also note your disclosure on page 76 that you currently fund your PayPal Credit loans receivable with borrowings from eBay and domestic and international cash resources, and your disclosure on page 78 that following the separation you will no longer participate in the cash management and intercompany funding arrangements with eBay. As you will no longer participate in the cash management and intercompany funding arrangements with eBay, please revise your disclosure to specifically analyze and discuss whether the resources you currently have access to will permit you to fund your operating activities, anticipated capital expenditures and PayPal Credit portfolio for the foreseeable future.

Response: PayPal acknowledges the Staff’s comment and has revised the Information Statement on pages 77 and 78.

21.	To the extent it represents a material source of liquidity or capital resources, please revise your disclosure to better analyze and discuss what you refer to in the first paragraph on page 77 as “funding through our strategic and financial partners.”

Response: PayPal acknowledges the Staff’s comment and supplementally advises the Staff that funding through PayPal’s strategic and financial partners does not currently represent a material source of liquidity or capital resources. PayPal regularly considers

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

alternative sources of funding of PayPal’s credit portfolio, including through PayPal’s strategic and financial partners, and will continue to do so in the future. Should an alternative source of funding become material, PayPal will provide appropriate disclosure in the appropriate sections of the Information Statement.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 83

22.	Please revise your disclosure to include quantitative information related to foreign currency exchange rate risk using one of the three disclosure alternatives within Item 305(a)(1) of Regulation S-K.

Response: PayPal acknowledges the Staff’s comment and advises the Staff that when the Information Statement is revised to include PayPal’s Unaudited Combined Financial Statements for the period ended March 31, 2015, PayPal also intends to provide quantitative information related to foreign currency exchange risk.

Index to Financial Statements, page F-1

23.	You disclose on page F-8 that PayPal Holdings, Inc. was incorporated in January 2015. As PayPal Holdings, Inc. is the registrant on this Form 10, please revise to include the audited financial statements of PayPal Holdings, Inc. or tell us why you believe their exclusion is appropriate. Refer to Rule 3-01(a) of Regulation S-X.

Response: The registrant respectfully submits that it believes it has complied with Rule 3-01(a) of Regulation S-X by providing complete audited balance sheets of the payments business of eBay (including certain assets and liabilities that have historically been held at the eBay corporate level but are attributable to the payments business), as predecessor of PayPal, and that, pursuant to Section 1160 of the Division of Corporation Finance Financial Reporting Manual (the “Manual”), separate financial statements for the registrant are not required.

The registrant advises the Staff that it believes that it is a “business combination related shell company,” as set forth in Section 1160.3 of the Manual, and may therefore omit registrant financial statements under the second scenario contemplated by Section 1160.1 of the Manual. As described in Note 1 to the audited financial statements included in the F-pages of the Information Statement, all of the registrant’s operations are conducted through PayPal, Inc. and its wholly owned subsidiaries, which the registrant will acquire in connection with the spin-off through an internal reorganization. The reorganization will have the effect of making the historical financial statements of the registrant the same as the historical financial statements that are currently presented in the F-pages. Until the internal reorganization occurs, the registrant will be a “shell” company within

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

the meaning of Section 1160.2 of the Manual and will have nominal operations, assets and liabilities. Therefore, the registrant does not believe the presentation of its audited financial statements would provide meaningful information to the registrant’s shareholders. As the registrant was formed solely in contemplation of the internal reorganization and spin-off, it therefore meets the requirements for a “business combination related shell company.”

Combined Statement of Income, page F-4

24.	With reference to Rule 5-03.2 of Regulation S-X, please tell us why you have not separately stated the amount of cost of services and a subtotal for gross profit. In this regard, we note that eBay has historically presented the cost of net revenues and gross profit on its Statement of Income.

Response: PayPal acknowledge the Staff’s comment and advises the Staff that PayPal respectfully believes that gross profit is not a meaningful measure of performance for a company such as PayPal. In the Information Statement, PayPal has disaggregated certain costs and expenses that were historically included in cost of services in eBay’s filings with the Commission, namely transaction expense and customer support and operations. PayPal believes that the materiality, relevance and unique nature of these categories of costs and expenses warrant separate disclosure on the face of the Combined Statement of Income when presenting PayPal as a stand-alone business. In addition, PayPal has reordered certain costs and expenses on the Combined Statement of Income included in the Information Statement compared to the disclosure included in eBay’s filings with the Commission—for example, by promoting the presentation of transaction and loan loss—and has removed the subtotal for gross profit in order to more closely align with the manner in which management reviews the performance of PayPal as a stand-alone business. PayPal respectfully believes that gross profit is not a meaningful measure for PayPal and in preparing the Combined Statement of Income included in the Information Statement, PayPal has disclosed the material categories of costs and expenses in accordance with the guidance set forth in Rule 5-03.2 of Regulation S-X.

Combined Statement of Cash Flows, page F-7

25.	Certain line items in your combined statement of cash flows appear to be presented on a net basis, such as “Notes and receivable from affiliates,” “Funds receivable and customer accounts” and “Funds payable and amounts due to customers.” Please clearly label all amounts presented on a net basis.

Response: PayPal acknowledges the Staff’s comment and has revised the Information Statement on page F-7 to clearly label amounts presented on a net basis.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

Notes to Combined Financial Statements

Note 1 – Overview and Summary of Significant Accounting Policies, page F-8

26.	We note the description of PayPal’s combined financial statements. Please tell us in reasonable detail why the net revenues presented in these combined financial statements are larger than the net revenues of the Payments segment within eBay’s financial statements. In doing so, please clarify to us whether eBay presented certain of its payments businesses in its Marketplaces or Enterprise segments, or whether these combined financial statements include revenues and expenses for types of businesses other than payments businesses. Also tell us the amount of revenue from each of eBay’s segments that is included in these combined financial statements.

Response: As noted in the response to Comment 1 above, the net revenues presented in the Combined Statement of Income included in the Information Statement include net revenues earned from eBay and its subsidiaries. These revenues were excluded from the net revenues of the payments segment presented in eBay’s Form 10-K. PayPal respectfully directs the Staff to Note 11 beginning on page F-29 of the Information Statement, which discloses net revenues earned from eBay and its subsidiaries. In addition, PayPal supplementally advises the Staff that the combined financial statements presented in the Information Statement do not include any material revenue or expenses included in eBay’s marketplaces or enterprise segments.

Note 9 – Segment and Geographical Information, page F-25

27.	Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40. At a minimum, it appears you should disaggregate revenues from PayPal Credit and other value added services from your transaction revenues, similar to the manner in which eBay disaggregated the revenues of its Payments segment, as these appear to be dissimilar revenue streams. Additionally, we note your disclosure on page 59 that net transaction fees are “based primarily on the volume of activity processed through our Payments Platform.” As the fees are based primarily on the volume of activity processed but not entirely, please tell us in detail the nature and amount of any other fee arrangements included in the “Transaction revenues” category on page 59, and how you considered these arrangements in your grouping of similar services for the purposes of the ASC 280- 10-50-40 disclosure requirements.

Response: PayPal acknowledges the Staff’s comment and has revised Note 9 of the Information Statement to disaggregate transaction revenues and revenues earned from other value added services. As noted on page 60 of the Information Statement, other

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

value added services include interest and fees earned on the PayPal Credit loans receivable portfolio (which are not directly earned from volume processed on the Payments Platform).

PayPal advises the Staff that substantially all transaction revenue is earned from the volume of activity processed through the Payments Platform. The Information Statement has been revised on page 59 to remove the word “primarily”.

Note 10 – Commitments and Contingencies, page F-26

28.	We note disclosure elsewhere in your filing concerning your buyer and seller protection programs. Please tell us how you considered whether these protection programs are effectively guarantees and how you considered the disclosure guidance in ASC 460-10- 50.

Response: PayPal believes that its buyer and seller protection programs are effectively guarantees and subject to the disclosure requirements under ASC 460-10-50. PayPal directs the Staff to the disclosures in Note 1 on pages F-11 through F-13 of the Information Statement discussing the nature of these guarantees (“Allowance for negative customer balances” and “Allowance for transaction losses”) as well as the associated amounts reflected on PayPal’s balance sheet.

These programs provide protection on the transactions that are processed through the Payments Platform and as a result the maximum potential amount of future payments is related to the volume of activity PayPal enables, or TPV. PayPal discloses its TPV as well as the range of historical payments under these protections in Management’s Discussion and Analysis on page 77 of the Information Statement, as PayPal believes this information represents the most useful information to investors about how PayPal manages these programs. In addition, PayPal provides a roll-forward of PayPal’s allowance for transaction losses in Financial Statement Schedule II on page F-40 of the Information Statement. PayPal supplementally advises the Staff that when it revises the Information Statement to include its Unaudited Combined Financial Statements for the period ended March 31, 2015, it will also update Note 10 to more fully describe and quantify the exposure to PayPal under these protection programs.

Note 11 – Related Party Transactions, page F-29

29.

We note your disclosure of aggregate amounts recovered from eBay relating to customer protection programs as well as amounts allocated to you by eBay associated with workplace resources, information technology, corporate functions and others. As you disclose aggregate amounts allocated for each year and state that the amounts were included in several different line items but do not disclose the

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

impact on each line item, please tell us why you believe your current disclosure provides for an understanding of the effects of related party transactions on the financial statements. Alternatively, please revise to specify the amounts allocated to each line item for each of the periods presented. You may consider using a table to illustrate this revision. Refer to ASC 850-10-50-1.

Response: PayPal respectfully advises the Staff that the nature of the allocations associated with workplace resources, information technology, corporate functions and others are similar and have been calculated based on a systematic methodology. Except as noted in PayPal’s discussion of General and Administrative expenses on page 74 of the Information Statement, these allocations have not had a significant effect on any of the individual line items in PayPal’s financial statements. In response to the Staff’s comment, PayPal has revised page F-31 of the Information Statement to quantify the impact to General and Administrative expenses in Note 11 of PayPal’s Combined Financial Statements and on page F-30 of the Information Statement in relation to customer protection programs. PayPal respectfully believes its revised disclosure provides for an understanding of the effects of related party transactions on the financial statements in accordance with ASC 850-10-50-1.

30.	We note that you disclosed the amount of net revenues earned from eBay and its subsidiaries; however, you did not disclose the amount of net revenues earned from eBay’s customers and merchants. Since it appears that eBay’s promotion of PayPal as its preferred online payment platform directly contributed to the generation of a significant portion of your revenue, please tell us how you considered disclosing this revenue within your Related Party footnote.

Response: PayPal earns net revenues directly from the customers and merchants on eBay’s platform and therefore has not treated this revenue as earned from a related party. PayPal respectfully directs the Staff to the “Significant Accounting Policies” section of Note 1 on page F-14 of the Information Statement, which discloses the concentration of this revenue in “Concentrations of risk”, and Note 9 on page F-30 of the Information Statement discussing “user acquisition fees,” which discloses the amounts paid to eBay for the promotion of PayPal as its preferred online payment platform and for the acquisition of new users.

Note 16 – Subsequent Events, page F-38

31.	It appears that you have acquired certain businesses subsequent to year end, such as Paydiant. Please tell us whether any acquisitions are currently in process or have been completed in 2015, and provide us with your analysis of whether such acquisitions are individually or in the aggregate significant enough to warrant Rule 3-05 and Article 11 of Regulation S-X financial statements or disclosure in the footnotes to your historical financial statements.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

Response: During the quarter ending March 31, 2015, PayPal announced two acquisitions. Both acquisitions are expected to close in April 2015. PayPal supplementally advises the Staff that these acquisitions individually and in the aggregate are not “significant” under Rule 1-02(w) of Regulation S-X. In each of the three significance tests performed, the significance of each acquisition was less than 2% for each of the entities acquired. PayPal supplementally advises the Staff that PayPal intends to disclose each of these acquisitions as subsequent events when the Information Statement is revised to include PayPal’s Unaudited Combined Financial Statements for the period ending March 31, 2015.

Financial Statement Schedule, page F-39

32.	Please tell us whether the allowance for negative customer balances discussed on page F-11 and F-12 is included in one of the categories presented within Schedule II. If it is not included in one of those categories, please revise to include it or tell us the basis for excluding it.

Response: PayPal advises the Staff that the allowance for negative customer balances is included in “Allowance for transaction losses” within Schedule II on page F-40 of the Information Statement.

eBay Inc. Form 10-K for Fiscal Year Ended December 31, 2014

General

33.	In the interest of reducing the number of comments, we have not repeated the PayPal Holdings, Inc. comments that also relate to eBay Inc. Please apply all PayPal Holdings, Inc. comments to eBay Inc. to the extent they are applicable.

Response: eBay acknowledges the Staff’s comment and hereby confirms that future filings of this type will be revised to respond to the Staff’s comments regarding PayPal that also relate to eBay.

Item 9A: Controls and Procedures, page 72

34.

We note your filing of Form 8-K on February 6, 2015 wherein you adjusted your fourth quarter and full year 2014 financial results from those previously reported in the Form 8- K you filed on January 21, 2015 due to a change in your initial measurement and final conclusion of income tax benefits associated with a December 2014 intercompany transaction. Please tell us more about the nature of

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

the adjustment, why it occurred and whether you concluded the revision was material. If you concluded the revision was not material, please explain to us in reasonable detail whether and how your controls would have caught this error prior to publishing your financial information in your earnings release if the error had been material. Additionally, we note you concluded on page 72 that both your disclosure controls and procedures (“DCP”) and internal control over financial reporting (“ICFR”) were effective as of December 31, 2014. Please tell us in detail how you considered the aforementioned revision of income tax benefits in your assessment and ultimate conclusions of the effectiveness of your DCP and ICFR as of December 31, 2014. In your response, please describe to us the internal controls you had in place that were relevant to the adjustment and related types of transactions, your assessment of their timeliness and precision, and your conclusions as to whether they operated effectively.

Response: In December 2014, eBay executed an intercompany transaction involving the sale of appreciated securities, which resulted in a capital gain that was offset by capital loss carryovers that had previously been fully reserved. The transaction was a unique and non-routine transaction involving a highly complex and rarely encountered set of tax accounting implications. In this case, eBay was required to exercise judgment applying the facts and circumstances to a variety of sources and assessing a variety of possible outcomes through a good faith effort to apply the principles discussed in the applicable accounting literature and accounting firm guidance. The issues and possible alternative interpretations of the applicable accounting literature and principles required careful consideration.

In connection with eBay’s procedures leading to its January 21, 2015 earnings release, eBay followed its internal control procedures, which included the preparation and review of technical memos, journal entries, and tax calculations. In addition, eBay had multiple discussions with members of eBay’s executive staff, tax advisors and, though they do not represent a part of eBay’s internal control procedures, its independent external auditors. The analysis of the transaction and review of the tax accounting continued through the filing of eBay’s Form 8-K, earnings release and the Form 10-K. Ultimately, eBay’s independent auditors identified a misapplication of the accounting literature relevant to the release of the valuation allowance on capital loss carryovers resulting in an audit adjustment. At that time, eBay concluded that the initial measurement of the transaction should be changed, and an adjustment was recorded by eBay and reflected on eBay’s Form 10-K for the fiscal year ended December 31, 2014, which was filed on February 6, 2015. eBay concluded that the adjustment was neither quantitatively nor qualitatively material but nevertheless filed an additional Form 8-K in connection with the filing of the Form 10-K to provide a clear explanation of the difference to investors.

As a result of this change to eBay’s reported results for the period ended December 31, 2014, eBay concluded that a control deficiency existed. eBay’s specific internal control relevant to the recording or release of valuation allowances states that “An analysis is performed quarterly to support the booking or release of valuation allowances.” While the review of the need to release a valuation allowance in the current period as a part of this control was appropriately executed, the application of the accounting literature relevant to the specific and unique circumstance of this inter-company transaction was ultimately determined to be incorrect. The specific misapplication was the interaction of the intra period allocation rules on the release of a valuation allowance. These areas are individually quite complex and in this circumstance were further complicated by an inter-company transaction that is not contemplated in the accounting literature. Therefore, while eBay followed the appropriate tax-related procedures with regards to the capital loss carryover and related valuation allowances, the design of the control, for this complex and rarely encountered set of circumstances, did not extend to include full documentation of the resulting tax accounting consequences that would be required under ASC 740 – Income Taxes.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

eBay concluded that the deficiency, noted above, was not material to the financial statements by following several key steps. eBay concluded that the quantitative impact of the adjustment noted was not material in relation to key financial metrics of eBay and its consolidated financial statements. The adjustment does not impact operating income, eBay’s principal measure of segment profit or loss. eBay’s key financial metrics include non-GAAP EPS and free cash flows. Full-year non-GAAP EPS and free cash flows were $2.95 and $4.4 billion, respectively. Both of these metrics were unaffected by the adjustment. eBay also assessed the impact on GAAP net income and EPS. The adjustment recorded was approximately 3% of net income, after adjusting for the tax charge recorded in the first quarter of 2014. The impact on basic EPS and diluted EPS was 7 cents. Additionally, the adjustment increased other comprehensive income and reduced current year tax expense but did not impact the reported balance sheet or reported subtotals of net cash provided by (used in) operating, investing, or financing activities. For these reasons, eBay concluded the adjustment was not material in relation to its consolidated financial statements.

eBay considered its GAAP EPS excluding the tax charge recorded in the first quarter of 2014; eBay believes investors are aware of and generally evaluate eBay’s EPS excluding this charge. Excluding this charge, eBay’s full-year GAAP EPS would have been $2.38. The per-share adjustment to eBay’s reported earnings on January 21, 2014 was $0.07 and represents less than 5% of GAAP EPS, excluding the impact of the tax charge in the first quarter of 2014, and as such eBay determined the impact was not material.

eBay also considered the maximum exposure that may result from this deficiency. All capital loss carryover valuation allowances were released in connection with this transaction. This includes the amount of the adjustment recorded, $87 million, as well as another $20 million that could be released in the future. eBay has no further valuation allowances related to capital loss carryovers.

The remaining balance sheet amount of valuation allowances on operating loss carryforwards at December 31, 2014 was $50 million. These valuation allowances have been properly recorded and assessed. These valuation allowances are not expected to release in future years. eBay therefore determined the maximum exposure resulting from the identified internal control deficiency was not material.

The amount of adjustment together with the amount of the maximum exposure relative to eBay’s earnings initially reported on January 21, 2015 and those reported on its Form 10-K filed on February 6, 2015 was substantially less than its total quantitative materiality threshold. eBay

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

April 9, 2015

therefore concluded that this matter did not quantitatively rise to the level of a material weakness. eBay also considered other indicators of a material weakness in accordance with Public Accounting Oversight Board Bylaws and Rules – Standards – AS5 and noted that the indicators were not present or not applicable due to the immaterial nature of the adjustment. However, eBay communicated the adjustment to its Audit Committee of the Board of Directors on February 4, 2015.

For these reasons, eBay concluded that its disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) were effective both during the year ended and at December 31, 2014 and no additional disclosure was necessary in Item 9A of its Form 10-K for the fiscal year ended December 31, 2014.

*        *        *

In response to your request, the Companies acknowledge that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to eBay’s Annual Report on Form 10-K and Form 10, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

Enclosures

cc:	Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.

Brian J. Doerger, Vice President, Chief Accounting Officer, eBay Inc.